June 9, 2025

Bryan Davis
Chief Financial Officer
Brookfield Property Partners L.P.
73 Front Street , 5th Floor
Hamilton , HM 12
Bermuda

       Re: Brookfield Property Partners L.P.
           Form 20-F for the year ended December 31, 2024
           Filed March 21, 2025
           File No. 001-35505
Dear Bryan Davis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction